東京青山・青木法律事務所
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

07020872

RECEIVED

2007 FEB -6 A 10:-3

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Cancun
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

FILE NO. 82-4750

January 29, 2007

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Acquisition by the Company of its Own Shares (dated January 11, 2007);
- Notice of Settlement of Accounts of Parent Company, etc. (dated January 19, 2007);
- Notice of Acquisition by the Company of its Own Shares through ToSTNeT-2 (dated January 22, 2007); and
- Notice of Results of Acquisition by the Company of its Own Shares through ToSTNeT-2 (dated January 23, 2007)

PROCESSED

FEB 0 9 2007

THOMSON
FINANCIAL

Yours truly,

Hitoshi Sumiya

Encl.
cc: Q.P. Corporation
The Bank of New York

FILE NO. 82-4750

(Translation)

January 11, 2007

Dear Sirs:

Name of the Company: Q.P. CORPORATION

Name of the Representative: Yutaka Suzuki, President and Representative Director

(Code No. 2809; The first section of the Tokyo Stock Exchange)

Person to Contact: Katsuhiko Sasaki, Director and General Manager, Division of Administration (Tel. 03-3486-3331)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares as provided for in its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that Q.P. Corporation (the "Company"), at the meeting of its Board of Directors held on January 11, 2007, resolved that the Company would acquire its own shares pursuant to Article 156 of the Corporation Law of Japan applied by Article 165, paragraph 3 of the said law, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

   To carry out capital policies with agility in response to changes in the management environment.

2. Details of the acquisition:

   (1) Class of shares to be acquired: Shares of common stock of the Company

(2)	Total number of shares to be acquired:	(Not exceeding) 500,000 shares Ratio thereof to the total number of issued shares: 0.32%
(3)	Aggregate acquisition prices of shares:	(Not exceeding) ¥600,000,000
(4)	Period of acquisition:	From January 12, 2007 to February 22, 2007

(For reference) Number of its own shares held by the Company as of November 30, 2006:

Total number of issued shares (excluding its shares of treasury stock):	153,211,800 shares
Number of shares of treasury stock:	2,252,715 shares

- END -

BALANCE SHEET

(As of November 30, 2006)

	(thousands of yen)
ASSETS:	
Current assets:	10,038,400
Cash and deposits	1,581,273
Trade accounts receivable	7,410,446
Merchandise	320,398
Supplies	12,064
Advances	79,137
Prepaid expenses	46,978
Short-term loans receivable	434,120
Deferred tax assets	13,776
Other current assets	218,824
Allowance for doubtful accounts	(78,620)
Fixed assets:	13,765,456
Tangible fixed assets:	2,454,996
Buildings	332,962
Structures	1,952
Transportation equipment	6,769
Tools, furniture and fixtures	14,887
Land	2,098,425
Intangible fixed assets:	89,024
Software	85,405
Other intangible fixed assets	3,618
Investments and other assets:	11,221,435
Investment securities	2,679,753
Capital stocks in related companies	7,493,492
Capital investments	90,011
Long-term loans receivable	81,650
Long-term prepaid expenses	11,405
Prepaid pension expenses	368,038
Leasehold deposits	109,987
Funded insurance premiums	442,553
Allowance for doubtful accounts	(55,456)
TOTAL ASSETS:	23,803,856

LIABILITIES:	(thousands of yen)
Current liabilities:	**7,826,405**
Trade accounts payable	7,055,383
Short-term borrowings	223,000
Accounts payable - other	145,225
Accrued expenses	228,392
Corporate taxes, etc. payable	130,386
Advances received	83
Deposits received	14,403
Reserve for bonuses	1,958
Reserve for officers' bonuses	27,572
Long-term liabilities:	**2,729,046**
Long-term borrowings	1,246,500
Deferred tax liabilities	304,743
Reserve for officers' retirement allowances	1,067,282
Guarantee money accepted	87,500
Other long-term liabilities	23,020
TOTAL LIABILITIES:	**10,555,452**
NET ASSETS:	
Shareholders' equity:	**12,332,218**
Capital stock	**50,000**
Capital surplus	**1,816,382**
Capital reserve	1,747,382
Other capital surplus	69,000
Gain from a decrease in capital stock	69,000
Earned surplus:	**10,465,836**
Earned surplus reserve	29,750
Other earned surplus	10,436,086
General reserve	11,350,000
Earned surplus carried forward to the following term	(913,913)
Revaluation and exchange differences, etc.:	**916,186**
Revaluation difference of other securities:	916,207
Deferred hedge income (loss):	(21)
TOTAL NET ASSETS:	**13,248,404**
TOTAL LIABILITIES AND NET ASSETS:	**23,803,856**

STATEMENT OF INCOME

(For the period from December 1, 2005 to November 30, 2006)

(thousands of yen)

Net sales	43,470,659
Cost of sales	42,387,987
Gross profit:	**1,082,671**
Selling, general and administrative expenses	1,109,100
Operating loss:	**26,428**
Non-operating income:	640,459
Interest income received	4,765
Dividends received	442,455
Others	193,238
Non-operating expenses:	69,051
Interest expenses	22,324
Others	46,727
Ordinary income:	**544,979**
Extraordinary income:	1,764
Gain on sale of investment securities	1,404
Others	360
Extraordinary losses:	1,473,976
Loss on impairment of fixed assets	1,472,974
Others	1,001
Income before income taxes	**927,232**
Corporate, municipality and enterprise taxes	177,672
Adjustment to corporate taxes, etc.	(3,731)
Net loss	**1,101,172**

(Note) All figures stated above are shown by disregarding any fractions of the relevant units.

[Shareholders]

As of November 30, 2006

Classification	Statement of stock								Less - than - one - unit shares (shares)
	Central and local governments	Financial institutions	Securities companies	Other corporations	Foreign corporations, etc.	Individuals included in foreign corporations, etc.	Individuals, etc.	Total	
Number of shareholders	-	-	-	4	-	-	4	8	-
Number of shares (thousand shares)	-	-	-	476	-	-	1,904	2,380	-
Shareholding ratio (%)	-	-	-	20.00	-	-	80.00	100.00	-

[Major shareholders]

As of November 30, 2006

Name	Address	Number of shares held (thousand shares)	Ratio of shares to the total number of issued shares (%)
Yuichi Nakashima	Tokyo	1,862	78.24
Q.P. Corporation	Tokyo	276	11.60
Nakato Scholarship Foundation	Tokyo	100	4.20
T&A Co., Ltd.	Tokyo	70	2.94
Aohata Co., Ltd.	Hiroshima	30	1.26
Chiaki Nakashima	Tokyo	18	0.76
Amane Nakashima	Tokyo	12	0.50
Chizuru Nakashima	Tokyo	12	0.50
Total		2,380	100.0

[Officers]

Title	Name	Date of birth	Number of shares held (thousand shares)
President and Representative Director	Yuichi Nakashima	June 13, 1921	1,862
Managing Director	Kuniaki Ishikawa	June 6, 1946	-
Managing Director	Takuma Hiyoshi	January 23, 1944	-
Director	Shunichiro Ishiguro	June 22, 1954	-
Director	Masahiro Nishio	September 8, 1954	-
Director	Minoru Hoshikawa	September 4, 1951	-
Director	Kunimasa Sugimura	August 22, 1949	-
Director	Yutaka Suzuki	December 6, 1949	-
Director	Koji Tachibana	July 2, 1943	-
Director	Amane Nakashima	September 26, 1959	12
Statutory Auditor	Minako Nakashima	June 3, 1937	-
		Total	1,874

FILE NO. 82-4750

(Translation)

January 22, 2007

Dear Sirs:

Name of the Company:	Q.P. CORPORATION
Name of the Representative:	Yutaka Suzuki, President and Representative Director

(Code No. 2809; The first section of the Tokyo Stock Exchange)

Person to Contact:	Katsuhiko Sasaki, Director and General Manager, Division of Administration (Tel. 03-3486-3331)

<u>Notice of Acquisition by the Company of its Own Shares through ToSTNeT-2</u>

Notice is hereby given that Q.P. Corporation (the "Company") has adopted a resolution for a specific method to acquire its own shares pursuant to Article 156 of the Corporation Law of Japan applied by Article 165, paragraph 3 of the said law, as described below:

Description

1. Method of acquisition:

At 8:45 a.m. on January 23, 2007, the Company will place a purchase order through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) (closing price transaction) at ¥1,032 per share, the closing price on January 22, 2007 (no other transaction system or time will be involved). The purchase order will be made only at the said transaction time.

2. Details of the acquisition:

(1)	Class of shares to be acquired:	Shares of common stock of the Company
(2)	Total number of shares to be acquired:	365,900 shares

(Note 1) No changes will be made in the number of shares to be acquired. However, market conditions and other factors may preclude the acquisition of some or all of the shares specified in the purchase order.

(Note 2) The specified number of shares will be purchased on the basis of the corresponding sell orders.

(Note 3) Aggregate prices of shares to be acquired: (Not exceeding) ¥377,608,800

3. Publication of the results of acquisition:

The results of the acquisition will be publicized after the close of the transaction at 8:45 a.m. on January 23, 2007.

(For reference) Details of the Company's resolution for acquiring its own shares (as publicized on January 11, 2007):

- Class of shares to be acquired: Shares of common stock of the Company
- Total number of shares to be acquired: (Not exceeding) 500,000 shares
- Aggregate prices of shares to be acquired: (Not exceeding) ¥600,000,000
- Period of acquisition: From January 12, 2007 to February 22, 2007
- Status of the acquisition as of January 22, 2007:
  - Total number of shares acquired: 0 share
  - Aggregate acquisition prices: ¥0

- END -

FILE NO. 82-4750

(Translation)

January 23, 2007

Dear Sirs:

Name of the Company:	Q.P. CORPORATION
Name of the Representative:	Yutaka Suzuki, President and Representative Director

(Code No. 2809; The first section of the Tokyo Stock Exchange)

Person to Contact:	Katsuhiko Sasaki, Director and General Manager, Division of Administration (Tel. 03-3486-3331)

Notice of Results of Acquisition by the Company of its Own Shares through ToSTNeT-2

Notice is hereby given that Q.P. Corporation (the "Company") today carried out the acquisition of its own shares as publicized on January 22, 2007, as described below.

Notice is also given that with this acquisition, the Company has completed its acquisition of its own shares pursuant to the resolution adopted at the meeting of its Board of Directors held on January 11, 2007.

Description

1.	Reason for the acquisition:	To carry out capital policies with agility in response to changes in the management environment.
2.	Class of shares acquired:	Shares of common stock of the Company
3.	Total number of shares acquired:	365,900 shares
4.	Acquisition price:	¥1,032 per share (aggregate acquisition prices: ¥377,608,800)
5.	Acquisition date:	January 23, 2007 (Tuesday)
6.	Method of acquisition :	Purchase through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) (closing price transaction).

(For reference) Details of the Company's determination for a specific method to acquire its own shares (as publicized on January 22, 2007):

- Class of shares to be acquired: Shares of common stock of the Company
- Total number of shares to be acquired: 365,900 shares
- Aggregate prices of shares to be acquired: ¥377,608,800
- Status of the acquisition as of January 22, 2007:
  Total number of shares acquired: 0 share
  Aggregate acquisition prices: ¥0

- END -

END